Exhibit 10.1
MEMORANDUM OF UNDERSTANDING
October 29, 2005
      During the course of the past several months, General Motors and the UAW have discussed at length GM’s deteriorating financial situation, including its spiraling health care costs and competitive challenges. In conjunction with these discussions, GM has provided the UAW with extensive access to GM’s financial records and the UAW has conducted a thorough review of GM’s financial position. As a result of the discussions the parties agree to the following, subject to ratification:
Affordability
      Retirees and surviving spouses who meet the following two-part test will continue to be covered by the current Health Care Program for Hourly Employees (“the Plan”), except the responsibility for the dental plan will be moved to the Defined Contribution VEBA (DC VEBA), and those changes referred to in Attachment C will apply:

(a) Annual GM pension benefit income of $8,000 or less (excluding the lump-sum payment), and

(b) Monthly benefit rate of $33.33 or less.
Amended Plan
Eligibility and Coverage
      Coverage for active employees, current and future retired employees, surviving spouses and dependents will be provided in accordance with existing eligibility rules. References in this Memorandum of Understanding (MOU) to retirees, Retired Participants, or similar wording is intended to include current and future retirees, surviving spouses, and their eligible dependents unless the context indicates otherwise.
Opting In and/or Out
      Retired participants who decline coverage under the Plan as amended herein (“Amended Plan”), will be automatically covered by a catastrophic plan as set forth in Attachment A. Retired participants will be allowed to elect between the Amended Plan and the catastrophic plan only during an annual enrollment period.
      Retired participants who fail to initially enroll in the Amended Plan will be allowed to enroll in the Amended Plan at any time during the first six months following the effective date.
Amended Plan Structure
      The Amended Plan will be the 2003-2007 defined benefit plan (i.e., the current Plan), with only the following modifications:

Monthly Contributions (Current and Future Retired Participants and Surviving Spouses only)

$50 (single); $105 (multiple party)

Initially reduced to $10 (single); $21 (multiple party) by DC VEBA.

Traditional Care Network (TCN) and Preferred Provider Organization (PPO) Deductibles (Current and Future Retired Participants and Surviving Spouses only)

$300/$600

Initially reduced to $150 (single); $300 (multiple party) by DC VEBA.

TCN and PPO Co-insurance (Current and Future Retired Participants and Surviving Spouses only)

10% In Network

30% Out of Network

TCN and PPO Out of Pocket Maximum (Current and Future Retired Participants and Surviving Spouses only)

$500/$1000 In Network (including deductibles, excluding monthly contributions, prescription co-payments, Durable Medical Equipment (DME)/ Prosthetics & Orthotics (P&O), Mental Health/ Substance Abuse (MHSA), dental and vision cost sharing and other Amended Plan sanctions or exclusions, such as MHSA care beyond limits or outside of network)

Initially reduced to $250 (single); $500 (multiple party) by DC VEBA.

$1000/$2000 Out of Network (including deductibles, excluding monthly contributions, prescription co-payments, DME/ P&O, MHSA, dental and vision cost sharing and other Amended Plan sanctions or exclusions, such as MHSA care beyond limits or outside of network)

Initially reduced to $500 (single); $1000 (multiple party) by DC VEBA.

Emergency Room (Current and Future Retired Participants and Surviving Spouses only)

$50 co-payment per visit unless admitted. The co-payments do not apply to meeting Amended Plan deductible amounts and do not apply to meeting Amended Plan out-of-pocket maximum amounts. The co-payments apply regardless of whether the Amended Plan out of pocket maximum has been met.

Prescription Drugs (Active, Current and Future Retired Participants and Surviving Spouses)

The co-payments do not apply to meeting Amended Plan deductible amounts and do not apply to meeting Amended Plan out-of-pocket maximum amounts. The co-payments apply regardless of whether the Amended Plan out of pocket maximum has been met.

$5 generic/$10 brand retail co-payment

$10 generic/$15 brand mail order co-payment per 90 day supply

$15 retail co-payment for ED Drugs

$18 mail order co-payment for ED Drugs

Plan Design Escalation

All dollar-denominated plan design items such as drug co-payments, TCN and PPO deductibles, out-of-pocket maximums, and contributions will increase annually at a rate not to exceed 3% as specified in Attachment B.

Dental Plan (Current and Future Retired Participants and Surviving Spouses only including those covered by Affordability provision)

Coverage will be provided for retirees, surviving spouses and dependents from the DC VEBA. The assets of the DC VEBA will be used to provide the benefit and will initially pay 100% of claims and administrative costs that would have been paid by the dental plan.

Health Care Program Modifications (Active, Current and Future Retired Participants, Surviving Spouses, and Dependents, unless otherwise specified in Attachment C)

See Attachment C.

Mitigation

The reductions for monthly contributions, deductibles, and out-of-pocket maximums, as well as the percentage of retiree dental to be provided by the assets of the DC VEBA are initially planned to be as set forth above. Any subsequent change will be determined by the Committee as limited by the trust agreement.

Administration

The administration of the Amended Plan shall be as defined in the Plan as well as the supplements, letters and memoranda attached thereto. This includes the joint committee identified in Exhibit C. Section 4. (d) and the miscellaneous letter for the Corporation-Union Committee on Health Care Benefits.
Defined Contribution VEBA Administration
      A new VEBA trust (the “Defined Contribution VEBA” or “DC VEBA”) will be established. It will be administered by an independent trust committee (the “Committee”) which shall not include any GM representatives. GM will fully cooperate with the DC VEBA by, for example, either accepting direct monthly payments from the DC VEBA or directing monthly payments to carriers for mitigation amounts and by providing sufficient information regarding the contribution obligations to allow the DC VEBA to faithfully evaluate and enforce the contribution obligations.
Purpose
      The purpose of the DC VEBA will be to reduce or reimburse monthly contributions, deductibles, out-of-pocket maximums, and/or co-insurance payable by retired participants, and/or to pay or reimburse costs related to dental coverage for retired participants.
DC VEBA Funding
      Contributions and/or asset transfers to the DC VEBA will be made as follows upon the entry of Judgment approving this agreement:

(a) GM will cause the transfer of $1.0 billion of assets from a trust or otherwise to the DC VEBA (the “First Contribution”). Such transfer will be made as soon as practicable after the entry of Judgment approving this agreement and in no event later than the date on which retirees are required to make a monthly contribution under this agreement. One year following the First Contribution GM will cause the transfer of $1.0 billion of assets from a trust or otherwise to the DC VEBA (the “Second Contribution”). In 2011, on the anniversary date of the First Contribution GM will cause the transfer of $1.0 billion of assets from a trust or otherwise to the DC VEBA (the “Third Contribution”). If after the Second Contribution and prior to 2011 the value of the assets in the DC VEBA drops below $600 million as of the last day of any month, the Third Contribution will be pulled forward and paid within 15 days thereafter. In the event the Judgment approving this agreement is reversed or materially altered in whole or in part, there will be no obligation to make any transfer under this paragraph.

(b) Profit Sharing Payments as defined below.

(c) Wage Deferral Payments as defined below.

(d) Stock Appreciation Rights as defined below.

(e) Stock Dividend Payments as defined below.
DC VEBA Profit Sharing Payments
      For the Plan Years 2006 through 2012 (which is a time period equivalent in length to the seven year period of prior service cost amortization associated with the Amended Plan changes set forth in this agreement), in determining the “Profit Sharing Amount” as defined in Article II, Section 2.13 of the Profit Sharing Plan, the impact on profits associated with the changes (as described in Attachment D) to the Plan that are implemented pursuant to this agreement will be excluded from the calculation of “Profits.” An amount equal to the resulting reduction in the Profit Sharing Amounts otherwise payable, will be contributed by GM to the DC VEBA. If the amount payable to the DC VEBA under this paragraph is less than thirty million dollars ($30,000,000), an incremental amount totaling the difference between thirty million dollars ($30,000,000) and the amount payable to the DC VEBA under this paragraph will be calculated. The cumulative (if multiple years) incremental amount plus interest will be contributed to the DC VEBA in the earlier of (a) the next plan year in which profit sharing is contributed to the DC VEBA, or (b) the 2013 Plan Year. The interest will be calculated at the OPEB discount rate in effect for the year (or years, if the incremental amount were not paid for multiple years) immediately prior to the incremental contribution.
DC VEBA Wage Deferral Payments
      Contributions equivalent to one dollar ($1.00) per hour in wage deferrals and COLA diversions will be made to the DC VEBA which will consist of the following:

Effective with the first quarterly COLA adjustment following entry of Judgment approving this agreement, a cumulative total of seventeen cents ($0.17) will be diverted from future quarterly COLA increases, in additional increments of no more than six cents ($.06) in any quarter. Effective with the COLA adjustment immediately following the three month period in which the full seventeen cent ($0.17 cent) diversion has been reached, that amount shall be subtracted from the Cost of Living Allowance table, and the table shall be adjusted so that the actual three-month Average Consumer Price Index equates to the allowance then payable.

In addition, the September 18, 2006 three percent (3%) general increase to the hourly wage rate will not be payable. Instead an equivalent amount, equating to an average of $0.83 (eighty-three cents) per hour, will be contributed to the DC VEBA.
      Finally, the current COLA diversion will be increased by an additional two cents ($0.02) beginning with the quarterly COLA adjustment following the quarter in which the above referenced cumulative total of seventeen cents ($0.17) has been diverted, and for each subsequent quarter.
      Contributions based on these wage deferrals, additional COLA diversions and COLA-equivalent deferrals will be calculated on the basis of the then current total amount of the deferrals multiplied by every hour worked times a factor of 1.5 in order to reflect the value of wage-related costs including pay for time not worked, overtime premiums, shift premiums, etc., that would otherwise have been incurred by GM had such amounts not been deferred. Such contributions will be made on a quarterly basis, in arrears.
      In the event that the court does not enter the Judgment approving the agreement, or such judgment is overturned in whole or in part on appeal, GM will cease any additional contributions provided for under the preceding paragraphs and prospectively reinstate the base hourly wage rates and COLA deferrals.
DC VEBA Stock Appreciation Rights (SAR)
      Following entry of Judgment approving this agreement, GM will make three cash contributions to the DC VEBA based on the increase in the notional value of eight (8) million shares of GM Common Stock, with one third of the number of shares applied to each contribution. GM will contribute to the DC VEBA the value of any appreciation in the share price over the average share price for the week ending October 14, 2005 (“Base Value”). One-third of the shares become available for generating the contribution amount on the Judgment date, one third on the first anniversary date of the Judgment, and the final third on the second anniversary of the Judgment. All three grants expire three years from the Judgment; the grants, or any portion thereof, may be exercised by the Committee at any time following the date they become available and prior to expiration. The exercise price will be based on the average share price one week prior to the exercise date. Once exercised by the Committee, the shares have no additional future value. The contribution will be based on the difference between the exercise price and the Base Value times the number of shares per issue. No contribution will be made if the exercise price on the exercise date is lower than the Base Value on the effective date of the agreement. Final documentation will include a provision for adjustment of the Base Value and/or notional shares (i.e., the eight [8] million notional shares, or to the extent notional shares have been exercised, the balance of non-exercised notional shares outstanding), as appropriate, in the event of stock splits, reverse splits, exchange offers, stock buybacks, asset spinoffs, or other transactions on the same basis as that provided to those covered under the then current GM Stock Incentive Program. In no event shall a single transaction result in both a SAR’s related cash distribution under the DC VEBA Stock Dividend Payment paragraph below and an adjustment of the Base Value and/or notional shares as described above. In the event the Judgment approving this agreement is reversed or materially altered in whole or in part, there will be no obligation to make a SAR contribution under this paragraph.
DC VEBA Stock Dividend Payments
      Following entry of the Judgment approving this agreement, as GM implements its turnaround plan and performance improves, if through September 14, 2011, GM raises its regular quarterly cash dividend above $.50 per share, GM will place on a one time basis, an amount equivalent to four quarters of such dividend increase in the DC VEBA. In the event that GM declares any distribution, other than a regular quarterly cash dividend, to be paid to all shareholders of record, at any time after October 17, 2005, but prior to the expiration of the Stock Appreciation Rights as defined above, an equivalent per share cash contribution to the DC VEBA will be made at that time based upon the number of non-exercised SAR shares as identified above, i.e., eight (8) million shares less any exercised SAR shares. If the obligation in the preceding sentence arises prior to the establishment of the DC VEBA, GM shall make the contribution (with interest) as soon as practicable after the DC VEBA is established. In the event the Judgment approving this agreement is reversed or materially altered in whole or in part, there will be no obligation to make a stock dividend contribution under this paragraph.
Terms of DC VEBA
      The Trust Agreement governing the DC VEBA will contain provisions which direct that if there is a termination of this agreement, the assets of the DC VEBA will be utilized as soon as reasonably practicable to reimburse GM for the cost of providing health care for hourly retirees and beneficiaries in an amount equal to a pro rata share of the DC VEBA assets plus any earnings on the pro rata share. For purposes of this paragraph, the pro rata share will be determined by dividing the GM Amounts contributed/transferred to the DC VEBA by all amounts contributed/transferred to the DC VEBA. The GM Amounts are equal to the sum of the amounts GM has caused to be transferred or contributed to the DC VEBA under a) above, d) above — Stock Appreciation Rights, e) above — Stock Dividend Payments, and the payment of the incremental amount resulting from the $30 million guarantee under the Profit Sharing provisions described under b) above.
Plan Administration Costs
      GM and the UAW will continue to work with third party benefit administrators and other parties responsible for benefit plan administration to reduce administrative costs.
Effect of Legislative Changes
      The impact of legislation on the Health Care Program cannot be predicted with any certainty. Because these matters are unsettled, in the event any legislation has the effect of reducing retiree health care costs, GM and the UAW agree to discuss the impact of such legislation on this agreement at that time in order to equitably address any resulting financial benefit.
Fees
      The UAW will apply to the court for reimbursement of reasonable attorney and professional fees (not to include any success fee, completion bonus or rate premiums) payable by the UAW in connection with the court proceedings to obtain the Judgment approving this agreement and approval for the payment of certain professional fees associated with the settlement process.

Indemnification
      The parties will seek court approval of a mutually agreeable indemnity provision whereby GM agrees to indemnify the UAW from liability incurred as a result of the UAW’s entering into, or participation in the discussions regarding this agreement.
Effective Date
      Implementation of the matters set forth in Attachment C (the “Administrative Changes”) will take place in accordance with the provisions of Attachment C. Other than those changes described in Attachment C which will occur following ratification, adoption of the Amended Plan will take place as soon as practicable after entry of Judgment approving the agreement by the United States District Court in Detroit. The parties will jointly work diligently to have this agreement approved by the Federal District Court in Detroit by April 1, 2006. Except for the Administrative Changes, the Plan will continue to operate without modification until entry of Judgment approving this agreement or termination of this agreement.
Legal Judgment
      There is currently a dispute between GM and the UAW regarding whether GM can unilaterally modify benefits provided by the Plan or whether such benefits are vested with respect to retired participants. A declaratory judgment action has been filed by the UAW and retirees in the federal District Court in Detroit regarding this dispute. GM and the UAW in such proceeding will seek a judgment from the Federal District Court approving a class-wide settlement which (a) incorporates this agreement, and (b) is applicable to all retired participants, GM and the UAW (the “Judgment”).
Duration and Termination
      This agreement will remain in effect unless and until terminated in accordance with this section.
      Termination of the agreement may occur as a result of litigation-related events as follows:

1. If the declaratory judgment action is enjoined or stayed, or withdrawn, dismissed, or otherwise terminated prior to judgment, or if the Judgment is denied in whole or in material part, either GM or the UAW may terminate this agreement by 30 days written notice to the other party.

2. If the Judgment is granted by the District Court, but overturned in whole or in part on appeal or otherwise, either GM or the UAW may terminate this agreement by 30 days written notice to the other party.
      If the agreement does not terminate in accordance with 1 or 2 above, the agreement and the Amended Plan will remain in effect until at least September 14, 2011. The agreement and the Amended Plan will continue in effect indefinitely after September 14, 2011, including but not limited to the inflation protection provided by the ongoing annual increase not to exceed 3% in enrollee cost share, provided that GM or the UAW may declare a termination, by providing 90 days written notice to the other party. In the event that either party declares a termination, both parties will remain protected by the “no prejudice” provision described below.
      Termination of the agreement and/or the Amended Plan under any of the methods described above shall not modify or terminate the “No Prejudice” agreement.
No Prejudice
      This agreement, and anything occurring in connection with reaching this agreement, are without prejudice to GM, the UAW and the retirees. The parties may use this agreement to assist in securing the Judgment approving the settlement and to implement the Administrative Changes in accordance with Attachment C. It is intended that neither party nor the retirees may use this agreement, or anything occurring in connection with reaching this agreement, as evidence against GM, the UAW or the retirees in any circumstance except where the parties are operating under or enforcing the settlement incorporating this agreement or the Judgment approving the settlement. The settlement agreement, and the Judgment approving the settlement, will include a clear and unequivocal “no prejudice” provision making clear that, except where the parties are operating under or enforcing the settlement incorporating this agreement or the Judgment approving the settlement, neither this agreement nor anything occurring in connection with reaching this agreement will prejudice any right of the UAW, the retirees, or GM on any issue, including but not limited to the issue described under the Legal Judgment paragraph above, except that in the event the Amended Plan becomes effective following court approval and the Amended Plan is later terminated in accordance with termination provisions of this agreement, neither the retirees nor the UAW would retain the right to seek reimbursement or recovery in connection with the health care changes incorporated in this agreement and Amended Plan for the period prior to termination.
      The “no prejudice” provision will include the understanding that in the event the court enters the Judgment, but this agreement is thereafter terminated by GM, the case law as it exists on the date of Judgment will be treated as the applicable body of case law for determining the legal issue described in the Legal Judgment paragraph above in litigation between GM, the UAW and current retirees, subject to any and all changes in the applicable law from subsequent legislative, regulatory or administrative developments, and provided further that GM may make any and all arguments in such litigation as are available to it regarding such case law as of the date of Judgment.
Final Documents
      All matters set forth in this agreement are subject to full legal documentation satisfactory to the parties consistent with the provisions set forth in this agreement.
Health Care Reform
      GM will publicly support federal policies to improve the quality and affordability of health care, and work cooperatively with the UAW towards that goal. See Attachment E.
Capital Spending
      During these discussions, the Corporation affirmed its intent to reinvest in its core automobile business through capital spending programs. In that regard, General Motors, on average, has spent $3.9 billion per year for Portfolio Initiatives over the most recent 6 year period of time and $1.2 Billion for Non-Portfolio Initiatives during that same time period. Future capital spending is forecasted to include, on average, $4.6 Billion for Portfolio Initiatives over the next 6 year period of time and $1.0 Billion for Non-Portfolio Initiatives during that same time period. This results in a projected annual capital spending of $5.6 Billion for GMNA. The parties’ efforts during these recent health care discussions enhance the ability of GMNA to attain these projected capital spending levels. As business conditions change and modifications are made to the capital spending programs, advanced dialogue with the UAW will occur. The General Motors capital spending programs will be reviewed at least annually, or upon request, with the UAW.
Agreement dated                                              , 2005

International Union, UAW	General Motors Corporation

Attachment A
Group Catastrophic Plan
      This option will be a single catastrophic TCN plan offering which will consist, in general, of the following:

Eligibility: All Hourly retirees are eligible to enroll in this catastrophic plan, except for active employees and retired and surviving spouse enrollees with annual GM pension benefit income of $8,000 or less and a monthly benefit rate of $33.33 or less.

Initial and Ongoing Enrollment: Eligible Participants electing not to make monthly contributions for program coverage or who fail to authorize monthly contributions from their pension payments will be defaulted into this “catastrophic plan” option. As well, eligible Participants may voluntarily elect to enroll in this plan. Eligible Participants who are enrolled in this catastrophic TCN Plan will be subject to Rolling Enrollment rules.

Plan Design:

Monthly Contribution: $0

Deductible: $1,250 (single) and $2,500 (family)

Co-insurance: after deductible is met, 10% in-network and 30% out of network

Out-of-Pocket Maximums:	$2,500 (single) and $5,000 (family) in-network; $5,000 (single) and $10,000 (family) out-of-network

ER Co-Payment: $100 per visit, waived if admitted

Rx Co-payment Retail: $15 Generic, $35 Brand; $50 (Erectile Dysfunction medications)

Rx Co-Payment Mail Order: $30 Generic, $70 Brand; $100 (Erectile Dysfunction medications)

Deductibles, co-insurance, and out-of-pocket maximums noted above are not subject to mitigation. All dollar-denominated plan design items such as drug co-payments, deductibles and out-of-pocket maximums will increase annually at a rate not to exceed 3% as specified in Attachment B.

Attachment B
Plan Design Escalation

Escalation	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

$ (Where Applicable)	2006	2007	2008	2009	2010	2011

Monthly Contributions
Single	50	52	53	55	56	58
Family	105	108	111	115	118	122

Medical Plan A
Deductible — Single	300	309	318	328	338	348
Deductible — Family	600	618	637	656	675	696
Co-insurance In Network	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Co-insurance Out Network	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%
MOOP Single (In Network)	500	515	530	546	563	580
MOOP Family (In Network)	1,000	1,030	1,061	1,093	1,126	1,159
MOOP Single (Out Network)	1,000	1,030	1,061	1,093	1,126	1,159
MOOP Family (Out Network)	2,000	2,060	2,122	2,185	2,251	2,319

E/ R Co-payment**	50	52	53	55	56	58

Rx Plan
Generic — Retail	5	5	5	5	6	6
Brand — Retail	10	10	11	11	11	12
Select Drugs — Retail*	15	15	16	16	17	17
Generic — Mail	10	10	11	11	11	12
Brand — Mail	15	15	16	16	17	17
Select Drugs — Mail*	18	19	19	20	20	21

*	ED Drugs

**	Not subject to deductible or out-of-pocket maximum
Note: All dollar-denominated plan design items affecting enrollee cost share, i.e., drug co-payments, TCN and PPO deductibles, out-of-pocket maximums, emergency room co-payments, and contributions will increase annually as measured against the total annual aggregate medical trend in the overall plan for each respective year at a rate not to exceed 3% and rounded to the nearest whole dollar.

Attachment C
Health Care Program Modifications
(Effective As Noted in Each Item Listed Below)
(Applicable to All Active Employees, Current and Future Retirees,
Surviving Spouses, and Dependents, Unless Otherwise Specified)
Coordination With Medicare

•	Coverage to Medicare B Benefit (regardless of Med B enrollment) and Medicare Part B Maximum Payment Provisions:

•	For Medicare eligible enrollees (regardless of whether or not they are enrolled in Medicare Part B), Program benefits will be limited to an amount equal to the secondary balance payment that would have been made on the basis that, on the date of services, the enrollee was enrolled in Medicare Part B and received services from a provider that participates in Medicare. In the event an enrollee receives services from a provider that does not accept assignment, the enrollee will be responsible for all fees charged above the Medicare allowed amount, unless the enrollee is in a situation in which the enrollee does not have the ability or control to select a provider that accepts Medicare assignment to perform the service. No enrollee payment over the Medicare allowed amount will count towards enrollee cost sharing maximums.

•	It is recognized that the above provisions will indirectly require Medicare eligible enrollees who delayed enrollment in Medicare B, to enroll upon the implementation date of this agreement. The parties agree to send educational pieces 90-120 days prior to implementation, to those enrollees identified as eligible for Medicare, but not yet enrolled. Such delayed enrollment into Medicare Part B will result in penalties being applied by Medicare to the Part B monthly premiums. GM has agreed to work with Medicare to identify a way to eliminate penalties incurred. This may involve GM making a lump sum payment to Medicare; however, these discussions are not complete at this time. In the event GM and Medicare cannot reach agreement on eliminating the penalty, GM will establish a single nationwide Traditional Care Network (TCN) plan in which Medicare eligible enrollees who have elected to delay enrollment in Medicare Part B will be enrolled and this plan will not be subject to the provisions outlined in the first bullet above. Any enrollee in this group who later decides to enroll in Medicare Part B will be placed in a regular TCN plan and will be fully responsible for any and all penalties incurred at that time.

•	Coordination of Benefits for Medications covered under Medicare Part B:

•	The parties agree to encourage Medicare Part B enrollees to assign Medicare benefits to those pharmacies from which the enrollee receives medications that are covered under Medicare Part B. A program will be developed and implemented to educate enrollees about Medicare paying for certain medications and to encourage enrollees to use those pharmacies that have the capabilities to electronically bill Medicare and to assign Medicare benefits to such pharmacies in order for the Program to take advantage of Medicare paying primary on the claim. Further, the parties agree to monitor the improvement of electronic Medicare billing capabilities across the pharmacy network. Upon mutual agreement, the parties may at a later date implement a mandatory program. At that point, enrollees who utilize pharmacies which do not have electronic claim submission capabilities with Medicare will be required to pay for the secondary balance of the claim at the point of sale and seek reimbursement via submission of a paper claim from the prescription drug carrier.

•	The provisions outlined above will not apply to Active enrollees eligible for Medicare as their primary coverage.

•	This entire Program Coordination related to Medicare Eligible Enrollees will be implemented as soon as practicable after approval of the agreement by the Federal District Court.

Hospital/Surgical/Medical Modifications — TCN and PPO, Unless Otherwise Specified
      1. “Cosmetic” Provisions — Eliminate coverage for inpatient and outpatient hospital services (e.g., room & board, lab, x-rays, etc.) provided in conjunction with non-covered “plastic, cosmetic and reconstructive” surgeries.

•	This entire Program Modification related to Modifying “Cosmetic” Provisions will be implemented as soon as practicable after approval of the agreement by the Federal District Court.
      2. Referral Process for the “Preferred Provider Organization” Option

•	Require prospective authorization of out-of-network referrals.

•	In the event a referral is not approved prior to a service being provided, the enrollee is responsible for the out-of-network co-insurance. Any amount charged over R&C does not count toward enrollee cost sharing maximums.

•	The parties agree not to promote further reductions in PPO networks as outlined in the Miscellaneous Letter (Preferred Provider Organization), but to support ongoing network improvements by the carriers as quality and performance evaluation tools continue to develop and are utilized to drive members to high performing providers, as mutually agreed upon.

•	This entire Program Modification related to Improving the Referral Process for the “Preferred Provider Organization” Option will be implemented as soon as practicable after approval of the agreement by the Federal District Court.
      3. Integrated Care Management Program: — The parties agreed, during 2003 bargaining, to conduct a study of integrated care management. The Request For Proposal (RFP) will be released during the fourth quarter of 2005. The assessment of the RFP responses will be completed during the first quarter of 2006. The new Integrated Care Management Program will be implemented as soon as practicable upon completion of the study. The program will include, at a minimum, the following: Inpatient & Outpatient “Prospective” Pre-certification, as appropriate; Disease Management Programs, Centers of Excellence Programs and a LifeSteps Health Risk Assessment tool. Further, the parties agree to include a limited office visit benefit, similar to that currently included in the Coordinated Care Management (CCM) program. The parties agree to restrict the availability of the office visit benefits and will mutually define criteria to determine who is eligible to receive such benefits. However, the parties further agree that the value of this office visit benefit will not deteriorate from what is currently available under CCM.

•	The current Health Care Program language allows the parties to initiate and implement these Program Modifications related to the Integrated Care Management Program. These modifications will be implemented as soon as practicable following the ratification of this agreement.
      4. Hold Harmless — Except as otherwise provided in Section 4 of the Miscellaneous Letter entitled Understandings With Respect To Health Care-General, when an enrollee receives services from a physician who is not participating in Blue Cross Blue Shield (BCBS) or United Health Care (UHC) networks or from a facility not participating in a UHC network, the Program will be responsible to pay only up to the reasonable and customary (R&C) level as determined by the carrier. The enrollee will be responsible for all fees charged above R&C, unless the enrollee is in a situation in which the enrollee does not have the ability or control to select a par provider to perform the service. Such amounts over R&C are considered “Other Amounts Not Covered” by the Health Care Program and therefore will be the responsibility of the enrollee and will not be applied towards enrollee cost-sharing.

•	This entire Program Modification Related to Modifying Hold Harmless will be implemented as soon as practicable after approval of the agreement by the Federal District Court.

Prescription Drug Tools and Other Modifications
      In mid-year 2005, the parties jointly hired an independent consultant with the goal of reviewing various Rx Tools and with the intent the parties implement, as soon as practicable, such Rx Tools following review and recommendation by the consultant and as has been mutually agreed by the parties. These Rx Tools will be implemented in TCN, PPO and the parties will recommend that HMO plans implement the recommended Rx Tools as agreed upon.
      1. Those tools specifically reviewed by the consultant and agreed upon by the parties include:

•	Select Drugs/Drug Classes

•	Proton Pump Inhibitors (PPIs): Restrict coverage to generic omeprazole only. Brand dispensing will be permitted only for the following:

•	Barrett’s esophagitis and Zoellinger-Ellison syndrome patients (prior authorization required).

•	Patients demonstrating intolerance to omeprazole or who have failed prior prescription drug omeprazole therapy.

•	Selective Serotonin Reuptake Inhibitors (SSRIs): Restrict coverage to generic citalopram for patients who have not previously used either citalopram or escitalopram (Lexapro). For patients who have previously used citalopram prescriptions and then present a prescription for escitalopram, prior authorization is appropriate.

•	Statins: Preferred coverage review for Pravachol and Crestor.

•	Specific Rx Tools Edits:

•	Dose Duration for PPIs

•	Dose Optimization for Statins

•	Step Therapy for Enbrel

•	Step Therapy for Rheumatoid Arthritis medications

•	Prior Authorization for Erythroid Stimulants

•	Prior Authorization for Alzheimer’s disease medications

•	Prior Authorization for Anti-Emetics
      2. The Rx Tools Consultant will continue to evaluate specific medications, tools and other opportunities to improve the performance of the National Managed Pharmacy Program, as directed by the parties. Implementation will only be by mutual agreement. Such tools will include, but not be limited to, the following:

•	Step Therapy Edits — These edits ensure treatment is closer to evidence-based or commonly accepted guidelines by having patients use acceptable first line therapies initially for treatment. For example, use of first line treatments could be required prior to dispensing COX II Inhibitors used to manage pain.

•	Prior Authorization Edits — These edits are designed to confirm diagnosis and other clinical information before medications are dispensed. They also act as a safeguard to ensure FDA-approved uses (or common medically acceptable uses) of certain medications. For example, injectable drugs used to treat hepatitis and growth hormones, are examples of medications covered by these edits.

•	Dose and Quantity Edits — These edits promote medication dosing or length of therapy consistent with FDA recommended or commonly acceptable medical practice. These edits also could limit quantity per prescription fill to FDA recommended or common dosing guidelines. Examples of dose and quantity edits include:

•	Length of Therapy: limiting treatment of finger/toe nail fungus to 3 months as approved in FDA labeling

•	Dose Duration: limiting availability of high dose medication to the period medical guidelines recommend

•	Appropriate Quantity: allowing 8 estrogen patches per retail script and 24 per mail order script (dosing is twice a week)

•	Dose Optimization Edits — These edits promote once a day dosing versus multiple dosing per day for drugs where no clinical reason exists to divide dosing.

•	“34 day” and “90 day” Provisions — These edits are designed to identify quantities that appear to be in excess of the amount considered usual for a 34 or 90 day supply which then requires a conversation between the dispensing pharmacy and physician prior to the quantity being dispensed.
      3. RationalMed on a Nationwide Basis — Implement this program which identifies patients at risk for possible adverse Rx treatment outcomes and communicates the potential risks to treating physicians and provides information to support therapy decisions.
      4. Maintenance Drug List (MDL) — Add all maintenance drugs, as proposed, in Exhibit 1 to Attachment C.
      5. Quarterly Mailing of Prescription Drug Explanation of Benefits (EOBs) — Eliminate mailing of EOBs. EOBs will be available upon request to the carrier, via the carrier website or when an adverse determination is made.
      6. Edits for Select Drugs in TCN, PPO and HMOs — Implement Prior Authorization for Revatio to provide approval only for treatment of Pulmonary Arterial Hypertension (PAH) and exclude Dapoxetine from Program coverage.
      7. Pharmacy Benefit Manager — Complete an evaluation of the current (and potential) pharmacy benefit manager in line with the CUCHCB letter. As well, the parties agree to evaluate, as part of this process, Specialty Pharmacies.

•	The current Health Care Program language allows the parties to initiate and implement these Program Modifications, items 1-7. These modifications will be implemented as soon as practicable following the ratification of this agreement.
Health Maintenance Organization (HMO) Benefit Design and Administration — Effective as soon as practicable after approval by the Federal District Court, the HMO plan design will be as follows:

•	Monthly Contributions: $50 single; $105 multiple party (Current and Future Retired Participants and Surviving Spouses only, excludes those covered by the Affordability provision).

Initially reduced to $10 (single); $21 (multiple party) by DC VEBA.

•	Office Visit co-payments: $10

•	ER co-payments: $50 (Current and Future Retired Participants and Surviving Spouses only, excludes those covered by the Affordability provision)

•	Prescription Drug co-payments: (Current and Future Retired Participants and Surviving Spouses only, excluding those covered by the Affordability provision)

•	Retail: $5 generic/$10 brand; $15 Erectile Dysfunction medications

•	Mail Order (if offered): $10 generic/$15 brand; $18 Erectile Dysfunction medications

•	It is recognized that some HMOs may not be able to or may be unwilling to administer the Rx design outlined above. In the event this should occur, the parties will jointly agree upon an Rx design that achieves comparable savings. Additionally, it is agreed that if an HMO has implemented a mandatory mail order feature, the mail order co-payments will not exceed those outlined above.

•	HMOs may implement all pharmacy management tools currently available within their books of business.

•	Each HMO will make available to the membership a listing of pharmacy management tools employed by the plan.

•	If an enrollee, as a result of dissatisfaction with the pharmacy tools used by the HMO, wants to enroll in a different plan offering, the enrollee will be permitted to do so at any time.

•	This entire Program Modification related to Modifying HMO Benefit Design and Administration will be implemented as soon as practicable after approval of the agreement by the Federal District Court.
      During these negotiations, the parties discussed a number of approaches that might possibly be followed in applying the agreed-to health care savings associated with the Traditional Care Network (TCN) to the HMO environment, where the opportunity to implement parallel changes in plan design is not always possible. The parties agree that the goal of achieving an equivalent amount of health care savings from HMO plans would likely require some combination of the following: an increase in the existing office visit co-payment; additional monthly contributions; and other potential changes. The parties further agree that determining the appropriate mix and structure of such changes requires further analysis and study. As a result, the equivalent value of the TCN-related changes (i.e., those related to deductibles and out of pocket maximums) will not be applied to the existing HMO structure prior to January 1, 2007.

Exhibit 1 to Attachment C
Additions to MDL

Drug Brand Name	Drug Generic Name	Therapeutic Class

ACCURETIC	quinapril/hydrochlorothiazide	Hypertension
ACEON	perindopril	Hypertension
ACTIVELLA	estradiol/norethindrone	Estrogen Replacement
ACTONEL	risedronate	Osteoporosis
ACTOS	pioglitazone	Diabetes
ADVICOR	lovastatin/niacin	High Cholesterol
AGGRENOX	dipyridamole/aspirin	Antiplatelet Agent — Stroke prevention
ALTOPREV	lovastatin xl	High Cholesterol
ATACAND	candesartan	Hypertension
ATACAND HCT	candesartan/hydrochlorothiazide	Hypertension
AVALIDE	irbesartan/hydrochlorothiazide	Hypertension
AVANDAMET	rosiglitazone/metformin	Diabetes
AVANDIA	rosiglitazone	Diabetes
AVAPRO	irbesartan	Hypertension
BENICAR	olmesartan	Hypertension
BENICAR HCT	olmesartan/hydrochlorothiazide	Hypertension
CADUET	amlodipine/atorvastatin	Hypertension — Cholesterol
CLIMARA PRO	estradiol/levonorgestrel	Estrogen Replacement
COMBIPATCH	estradiol/norethindrone	Estrogen Replacement
COMTAN	entacopone	Parkinson’s Disease
COREG	carvedilol	Hypertension — CHF
DIOVAN HCT	valsartan/hydrochlorothiazide	Hypertension
EVISTA	raloxifene	Osteoporosis
FEMHRT	ethinyl estradiol/norethindrone	Estrogen Replacement
FOSAMAX	alendronate	Osteoporosis
GLUCOVANCE	glyburide/metformin	Diabetes
GLYSET	miglitol	Diabetes
HYZAAR	losartan/hydrochlorothiazide	Hypertension
LEXXEL	enalapril/felodipine	Hypertension
LOTREL	amlodipine/benazepril	Hypertension
MIACALCIN	calcitonin	Osteoporosis
MICARDIS	telmisartan	Hypertension
MICARDIS HCT	telmisartan/hydrochlorothiazide	Hypertension
MIRAPEX	pramipexole	Parkinson’s Disease
MOBIC	meloxicam	Pain Management — NSAID
ORTHO-PREFEST	estradiol/norgestimate	Estrogen Replacement
PLAVIX	clopidogrel	Antiplatelet Agent — Stroke prevention
PLETAL	cilostazol	Platelet Aggregation Inhibitor
PRANDIN	repaglinide	Diabetes
PRAVIGARD PAC	pravastatin/aspirin	Cholesterol — Stroke Prevention
PRECOSE	acarbose	Diabetes
REQUIP	ropinarole	Parkinson’s Disease
STARLIX	nateglinide	Diabetes
TARKA	trandolapril/verapamil	Hypertension
TEVETEN	eprosartan	Hypertension
TEVETEN HCT	eprosartan/hydrochlorothiazide	Hypertension
TRICOR	fenofibrate	Cholesterol — Triglycerides
ZETIA	ezetimibe	High Cholesterol
ZIAC	bisoprolol/hydrochlorothiazide	Hypertension
ZYFLO	zileuton	Asthma

Attachment D
10-14-05 Framework Plan Change Effect on Hourly Expense
Projected at Valuation Trend Basis 2006-2011
Discount Rate = 5.75%
(Assumes Plan Change as of 10/1/2005; i.e., no impact on 2005 Expense;
100% savings in 2006 expense; Excludes Impact of VEBA Contributions)

’06-’11 Avg.
Annual Net Sav.

($B)

Hourly Expense(1)
Service Cost	0.1
Interest	0.8
Amortization of Loss(3)	(0.2)
Prior Service Cost Amortization(2)	2.2

Total Gross Expense	2.9

Expected Return On Assets	—

Net Expense	2.9

Cash	1.0
Note — Values Estimated using Plan Change Model & Trued up to 2006 Wyatt Expense Savings Total for Scenario
Do not consider “Final”/will Require updating following Legal Judgement

(1)	Value to be used for “setting” projected GM before tax profit impact

(2)	Prior Service Cost Amortization Period = Average Remaining Service Life 7.1 Years

(3)	Loss Amortization Period = Average Remaining Working Life 8.62 Years

Attachment E
Health Care Reform Letter
      A prominent theme throughout the parties’ current discussions has been the unsustainable trend of rising health care costs. The resulting economic burden has not only impaired the Corporation’s competitiveness and employees’ job security but also has imperiled workers, families and communities throughout the country.
      Over the years, the parties have worked together to improve various aspects of the health care system, including accreditation standards for Health Maintenance Organizations (HMOs) and Preferred Provider Organizations (PPOs), clinical quality standards, Certificate of Need policies and Electronic Health Records. Cost trends however continue to rise.
      Given the fragmented and wasteful nature of the U.S. health care system, the parties recognize an issue-by-issue approach to reform — while necessary — is no longer sufficient in meeting the needs of purchasers, payers, consumers, and patients. The parties agree that a lasting solution to our health care cost crisis cannot be forged at the bargaining table.
      Many developed countries have addressed the health care problem by requiring broad-based financing, cost-effective delivery and simple, universal administration. In Canada, many companies have gained a substantial competitive advantage relative to U.S. labor costs because of such a national health care system. Here at home government must be more aggressive in leveling the playing field so American businesses and workers can be as competitive as possible.
      To this end, the parties will engage in an unprecedented effort to enact policies to improve the quality of health care and to make it more affordable, accessible and accountable on a comprehensive, national basis. As examples of such an approach, the parties agree to pursue the following efforts:
      National Health Care Reform: The parties will develop and/or support national proposals that, in whole or part, reinforce risk-pooling, streamline administration, assure access and foster cost-effective, quality health care.
      Reinsurance or Stop Loss Coverage: Catastrophic costs pose a special burden on all payers. The financial risks underlying such cases are best shared across the population at large. Therefore, the parties will support federal efforts to address these high-cost cases and thereby level the competitive playing field.
      Prescription Drug Initiatives: Given the growing importance of prescription drugs in medical treatments, it’s imperative to ensure safety and cost effectiveness in the purchase and utilization of prescription drugs. To this end, the parties will aggressively advocate for and promote pharmaceutical safety and cost containment policies that include the following:

a. A standardized reporting system for adverse drug reactions;

b. Independent comparative evaluation of new drugs against existing drugs and broad-based distribution of the findings;

c. An end to the manipulation of patent expirations and extensions;

d. FDA approval for generic biopharmaceuticals.
      Technology Evaluation: While policy analysts debate the details, almost all agree that technology is the number one health care cost driver. However, payers and purchasers frequently lack the necessary information to assess the relative clinical and economic value of new and emerging technologies. Therefore, the parties will support increased funding for technology assessment, including reestablishment of the Office of Technology Assessment or a similar, independent body.
      Universal Coverage: Given the Nation’s 46 million uninsured Americans, the UAW and GM will support public policies at the federal and state level that will enable all Americans to have health insurance.

      The parties agree that the stakes are now so high that reforms are needed at the national and state levels. Preconceptions should be discarded and mutual efforts should be pursued in a spirit of pragmatism. The parties recognize that the task is fraught with difficulty and that we may fail. If we do nothing however, failure is guaranteed.
      The UAW and GM will form coalitions with other stakeholders, including other employers and unions, senior and consumer groups, hospitals, doctors, insurers, state and local governments and policymakers interested in improving quality and reducing costs. The UAW and GM will encourage support for these national solutions to address health care quality and cost.